SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of March, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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Attached is a Notice to Shareholders being sent to shareholders in connection with the upcoming Extraordinary General Meeting of Shareholders to be held on April 16, 2008.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TEFRON LTD.
                                                     (Registrant)


                                                     By: /s/ Asaf Alperovitz
                                                     -----------------------
                                                     Asaf Alperovitz
                                                     Chief Financial Officer

                                                     By: /s/ Hanoch Zlotnik
                                                     ----------------------
                                                     Hanoch Zlotnik
                                                     Treasurer

Date: March 25, 2008


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                    NOTICE TO THE SHAREHOLDERS OF TEFRON LTD.

                                 MARCH 25, 2008

     The Proxy Statement for the Extraordinary General Meeting of Shareholders to be held on April 16, 2008 is amended to provide that the exercise price of the options to be granted to Mr. Yacov Gelbard, the Active Chairman of the Board of Tefron Ltd., under his Service Agreement shall be the closing price per share on the New York Stock Exchange on April 28, 2008, which shall be the "relevant day" for purposes of vesting and the other purposes described in the Proxy Statement. This date is following the expiration of 30 days after submission of the notice of extension of the Company's share option plan to the Israeli Tax Authority. The options to be issued to Mr. Gelbard would be subject to the terms of the Company's share option plan.


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